

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Brad Asher
Chief Financial Officer
Ayr Wellness Inc.
2601 South Bayshore Drive, Suite 900
Miami, FL 33133

      Re: Ayr Wellness Inc.
         Form 40-F for the Fiscal Year Ended December 31, 2021
         Filed March 30, 2022
         File No. 333-253466

Dear Mr. Asher:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Cash Flows, page 5

1.   We note that you have included "cash paid for business combinations and asset acquisitions, bridge financing" and "cash paid for bridge financing" within your investing section of your consolidated statement of cash flows. Please tell us why these two line items meet the definition of cash outflows for investing activities considering they related to bridge loans. Refer to the guidance in ASC 230-10-45-13.

Exhibit 99.2
Note 4. Business Combinations and Asset Acquisition , page 20

2.   Please revise your disclosures to more fully explain to us how you determined the fair values of the intangible assets you acquired and how you determined the useful lives of these intangible assets related to the business combinations and asset acquisitions that occurred during each reporting period presented. Refer to the guidance in ASC 805.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202)551-3639 or Daniel Gordon, Senior Accountant, at (202)551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences